UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to ____.

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN
(title of plan)

NATIONAL SEMICONDUCTOR CORPORATION
(issuer of securities held pursuant to the plan)

DELAWARE	95-2095071
(State of incorporation)	(I.R.S. Employer Identification Number)

2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090
(Address of principal executive offices)

Issuer's telephone number, including area code: (408) 721-5000

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

INDEX | **PAGE**

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

Required Information

Items 1-3
National Semiconductor Corporation Global Employees Stock Purchase Plan statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2002, together with Independent Auditors' Report prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Global Employees Stock Purchase Plan

Date: March 28, 2003

Robert E. DeBarr
Controller
National Semiconductor Corporation

INDEX TO EXHIBITS

Designation	Description to Exhibit
1.0	Consent of Independent Auditors

Exhibit 1.0

Consent Of Independent Auditors

Stock Option and Compensation
Committee of the Board of Directors
National Semiconductor Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33- 55703) on Form S-8 of National Semiconductor Corporation of our report dated March 28, 2003, relating to the statements of income and changes in plan equity of the National Semiconductor Corporation Global Employees Stock Purchase Plan for each of the years in the three-year period ended December 31, 2002 which report appears in the December 31, 2002 Annual Report on Form 11-K of the National Semiconductor Corporation Global Employees Stock Purchase Plan.

KPMG LLP

Mountain View, California
March 28, 2003

KPMG

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

Three-year period ended December 31, 2002

(With Independent Auditors' Report Thereon)

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

Table of Contents

KPMG

500 E. Middlefield Road
Mountain View, CA 94043

Independent Auditors' Report

Stock Option and Compensation
Committee of the Board of Directors
National Semiconductor Corporation:

We have audited the accompanying statements of income and changes in plan equity of the National Semiconductor Corporation Global Employees Stock Purchase Plan (the Plan) for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the income and changes in plan equity of the National Semiconductor Corporation Global Employees Stock Purchase Plan for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Mountain View, California
March 28, 2003

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

Years ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Realized net losses on shares sold or withdrawn	$	—	—	(1,382,020)
Unrealized depreciation on shares of National Semiconductor Corporation common stock held in trust		—	—	(2,822,128)
Interest income		—	—	462
Contributions:				
Participants		3,708,031	3,284,281	2,978,171
Employer		1,037,998	1,370,213	844,303
		4,746,029	4,654,494	3,822,474
Distributions to participants:				
Shares sold or withdrawn		—	—	(1,472,691)
Direct share issuances		(4,746,029)	(4,654,494)	(3,821,377)
		(4,746,029)	(4,654,494)	(5,294,068)
Cash distribution to employer		—	—	(8,125)
Net reductions to plan equity		—	—	(5,683,405)
Plan equity, beginning of year		—	—	5,683,405
Plan equity, end of year	$	—	—	—

See accompanying notes to statements of income and changes in plan equity

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

Notes to Statements of Income and Changes in Plan Equity

December 31, 2002

(1) Description of the Plan

The following description of the National Semiconductor Corporation (NSC or the Company) Global Employees Stock Purchase Plan (GESPP or the Plan) provides only general information. The Plan documents should be referred to for a more complete description of the Plan's provisions.

(a) General

The GESPP was adopted on January 1, 1995 and is intended to encourage ownership of NSC common stock by the employees of the Company's foreign subsidiaries and to encourage them to exert maximum efforts to enhance the Company's success on a consolidated basis. The Plan allows participants to elect to make quarterly purchases of shares of NSC common stock through payroll deductions at a purchase price of 85% of the market price of the shares on either the first or last trading day of each calendar quarter, whichever is lower. The Plan allows for up to 5,000,000 shares of NSC common stock to be acquired for the benefit of participants.

Effective January 1, 2000, the GESPP was amended to provide participating employees with greater flexibility in selling their shares of NSC common stock. Under the amended Plan, a participant has the ability to sell any or all of his or her shares of common stock at any time through the use of a captive U.S. broker. Sales of NSC common stock were previously limited to only two days per calendar month.

The amended Plan also eliminates the role of the Trustee. All deposits and corresponding Company contributions are now paid by the Company's participating foreign subsidiaries to NSC headquarters in Santa Clara at the end of each calendar quarter. All deposits and any corresponding Company contributions are aggregated together through NSC's stock administration department to buy shares of NSC common stock quarterly either from NSC or on the open market. The Plan is fully administered by NSC, eliminating the services previously provided by a third-party company. A brokerage account is opened on behalf of each participant with the Plan's captive U.S. broker. Shares purchased for each participant are then deposited in each participant's brokerage account at the end of each quarterly period. In countries where ownership of foreign shares is prohibited or otherwise at the election of the participant, shares of common stock are sold automatically by the broker following each deposit of shares. Unless prohibited by local laws, proceeds on sales of these shares may be deposited to the participant's brokerage account or sent in the form of a check to each participant, at the participant's option. Since all shares purchased by NSC on behalf of participants are delivered to participants' brokerage accounts or sold for them, there are no assets or liabilities held by the Plan as of December 31, 2002, and accordingly, the statement of financial condition has not been included.

(Continued)

(b) Contributions

Unless otherwise limited by local laws, the Plan allows each eligible employee (as defined) to authorize payroll deductions up to 10% of the participant's base compensation (as defined) but not to exceed $25,000 of annual NSC stock purchases. Each of the Company's participating foreign subsidiaries contributes an amount on behalf of each participant who makes a contribution during the period, provided the participant is employed by the Company on the last day of the participation period. The Company's contribution amount is for each share purchased under the Plan and represents the difference between the market price of shares of NSC common stock on the last trading day of the quarter and the lower of 85% of the market price of the shares on either the first or last trading day of each calendar quarter.

(c) Plan Expenses

For each of the years in the three-year period ended December 31, 2002, all expenses of the Plan were paid by the Company.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

(b) Valuation of Investments

Fair market value of NSC common stock is based on quoted market prices. Realized gains and losses on shares sold or withdrawn are recorded on a first-in, first-out method on a trade-date basis.

(3) Administration of Plan Assets

Prior to 2000, the Plan's assets, which consisted principally of shares of NSC common stock, were held by the Plan's Trustee, which also executed the Plan's transactions. The Trustee invested cash received, paid interest on cash balances, and made distributions to participants. The Plan was administered by a third-party company that specialized in plan administration services. Administrative functions are now performed by employees or officers of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

As of December 31, 2002 and 2001, the number of participants was 1,887 and 1,733, respectively.

(Continued)

NATIONAL SEMICONDUCTOR CORPORATION
GLOBAL EMPLOYEES STOCK PURCHASE PLAN

Notes to Statements of Income and Changes in Plan Equity

December 31, 2002

(4) Realized Gains and Losses on Shares Sold or Withdrawn

During each of the years in the three-year period ended December 31, 2002, the Plan distributed or liquidated shares of NSC common stock on behalf of participants resulting in realized losses of:

		2002	2001	2000
Aggregate fair value	$	—	—	5,294,068
Cost basis		—	—	(6,676,088)
Net realized loss	$	—	—	(1,382,020)

(5) Tax Status

The GESPP operates for the benefit of the Company's employees outside of the United States and is not subject to provisions of the U.S. Internal Revenue Code. The Plan is designed to be exempt from direct taxation by any taxing authority, but, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of Company stock.